Exhibit 12
Time Warner Cable Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements
($ in millions)

	Year Ended December 31,
	2009		2008	2007		2006		2005
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$1,912		$(13,072)	$2,028		$1,664		$1,366
Interest expense	1,324		961	907		690		501
Portion of rents representative of an interest factor	71		63	61		50		32
Amortization of capitalized interest	3		3	3		2		2
Preferred stock dividend requirements of majority-owned subsidiaries	—		—	—		—		—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—		1	—		27		55
Distributions received less earnings of less than 50%-owned companies	70		6	63		4		4

Total earnings	$3,380		$(12,038)	$3,062		$2,437		$1,960

Fixed Charges:
Interest expense	$1,324		$961	$907		$690		$501
Portion of rents representative of an interest factor	71		63	61		50		32
Capitalized interest	1		1	5		2		1
Preferred stock dividend requirements of majority-owned subsidiaries	—		—	—		—		—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—		—	—		43		60

Total fixed charges	$1,396		$1,025	$973		$785		$594

Pretax income necessary to cover preferred dividend requirements	—		—	—		—		—

Total combined	$1,396		$1,025	$973		$785		$594

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	2.4	x	$(13,063)	3.1	x	3.1	x	3.3	x

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	2.4	x	$(13,063)	3.1	x	3.1	x	3.3	x

Note:	Certain reclassifications have been made to the prior years’ financial information to conform to the December 31, 2009 presentation.